UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

_____

FORM 8-K

_____

CURRENT REPORT

Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of report (Date of earliest event reported): May 17, 2012

ASHLAND INC.
(Exact name of registrant as specified in its charter)

Kentucky
(State or other jurisdiction of incorporation)

1-32532	20-0865835
(Commission File Number)	(I.R.S. Employer Identification No.)

50 E. RiverCenter Boulevard
P.O. Box 391
Covington, Kentucky 41012-0391
Registrant's telephone number, including area code (859) 815-3333

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ]   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ]   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ]   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ]   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02.   **Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers**

On May 17, 2012, Brendan Cummins, former Chief Executive Officer of Ciba Specialty Chemicals, was elected to serve as Director in Class III on the Board of Directors of Ashland Inc. ("Ashland"). Mr. Cummins will serve on the Board's Audit Committee and Environmental, Health and Safety Committee.

Mr. Cummins was elected to the Board, by the incumbent directors in accordance with Ashland's By-laws, to fill the vacancy resulting from the retirement of Theodore M. Solso in January 2012.

Mr. Cummins will enter into Ashland's standard Director Indemnification Agreement.

The election of Mr. Cummins to Ashland's Board of Directors is discussed in more detail in the news release attached hereto as Exhibit 99.1, which is incorporated by reference into this Item 5.02.

Item 9.01   **Financial Statements and Exhibits**

(d)   Exhibits

99.1   News Release dated May 17, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ASHLAND INC.

(Registrant)

May 17, 2012

/s/ Lamar M. Chambers

Lamar M. Chambers
Senior Vice President and
Chief Financial Officer

EXHIBIT INDEX

99.1   News Release dated May 17, 2012.

News Release

ASHLAND®

FOR IMMEDIATE RELEASE
May 17, 2012

Ashland Inc. elects Brendan Cummins to board of directors

COVINGTON, Ky. – Ashland Inc. (NYSE: ASH) today announced that Brendan Cummins, former chief executive officer of Ciba Specialty Chemicals, has been elected to the company's board of directors. With his election, the Ashland board now has 10 directors.

Cummins, 61, brings nearly 40 years of industry leadership experience to this new role. He spent 37 years with Ciba, holding a variety of international and senior management roles within the company. These roles included 20 years spent in the Asia Pacific region in finance and business unit leadership assignments. He served as chief operating officer from October 2005 through January 2008, when he was promoted to CEO. Ciba was acquired by BASF in late 2008. Since 2010, Mr. Cummins has served as a consultant to, and on the senior executive panel of, The Valence Group, a specialist mergers and acquisitions firm offering advisory services to companies and investors in the chemical, materials and related sectors.

About Ashland Inc.
In more than 100 countries, the people of Ashland Inc. (NYSE: ASH) provide the specialty chemicals, technologies and insights to help customers create new and improved products for today and sustainable solutions for tomorrow. Our chemistry is at work every day in a wide variety of markets and applications, including architectural coatings, automotive, construction, energy, food and beverage, personal care, pharmaceutical, tissue and towel, and water treatment. Visit ashland.com to see the innovations we offer through our four commercial units – Ashland Specialty Ingredients, Ashland Water Technologies, Ashland Performance Materials and Ashland Consumer Markets.

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FOR FURTHER INFORMATION:
Media Relations:
Gary Rhodes
+1 (859) 815-3047
glrhodes@ashland.com

Investor Relations:
David Neuberger
+1 (859) 815-4454
daneuberger@ashland.com